                                                                    Exhibit 99.3

                           [JAMES HARDIE LETTERHEAD]

                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

14 November 2002

                          JAMES HARDIE INDUSTRIES N.V.
                 RESULTS FOR 2ND QUARTER ENDED 30 SEPTEMBER 2002

                                                                 THREE MONTHS ENDED 30 SEPTEMBER
                                                                 -------------------------------
USGAAP - US$ MILLIONS                                        FY 2003         FY 2002        % CHANGE
---------------------                                        -------         -------        --------
NET SALES
USA Fibre Cement                                            $  154.7        $  114.1              36
Asia Pacific Fibre Cement                                       50.4            40.2              25
Other Fibre Cement                                               2.5             1.2             108
                                                            --------        --------        --------
TOTAL NET SALES                                                207.6           155.5              34
                                                            ========        ========        ========

Net sales                                                   $  207.6        $  155.5              34
Cost of goods sold                                            (131.2)          (99.7)             32
Gross profit                                                    76.4            55.8              37
SG&A (includes R&D)                                            (40.0)          (28.9)             38
EBIT (Operating profit) before restructuring and other
    operating expenses                                          36.4            26.9              35
Restructuring and other operating expenses                        --            (9.1)           (100)
EBIT (Operating profit)                                         36.4            17.8             104
Net interest expense                                            (2.5)           (4.1)            (39)
Other income/(expense), net                                     (0.2)            0.5            (140)
Operating profit (Income) from continuing operations            33.7            14.2             137
    before income taxes
Income tax expense                                             (10.2)           (3.7)            176
                                                            --------        --------        --------
OPERATING PROFIT (INCOME) FROM CONTINUING OPERATIONS        $   23.5        $   10.5             124
                                                            ========        ========        ========
NET OPERATING PROFIT (NET INCOME) INCLUDING
    DISCONTINUED OPERATIONS                                 $   24.6        $   10.4             137
                                                            ========        ========        ========
Tax rate                                                        30.3%           26.1%
Volume (mmsf)
        USA Fibre Cement                                       337.7           252.5              34
        Asia Pacific Fibre Cement                               95.5            83.5              14
Average sales price per unit (per msf)
        USA Fibre Cement                                      US$458          US$452               1
        Asia Pacific Fibre Cement                              A$860           A$851               1

     Unless otherwise stated, results are for continuing operations only and comparisons are of the 2nd quarter of the current fiscal year versus the
                      2nd quarter of the prior fiscal year.


--------------------------------------------------------------------------------

                     Media/Analysts enquiries, please call:

              Greg Baxter, Senior Vice President Corporate Affairs:
                           Telephone - 61 2 8274 5377
                              Mobile - 0419 461 368
                     Email - greg.baxter@jameshardie.com.au
    Steve Ashe, Vice President Investor Relations: Telephone - 61 2 8274 5246
                              Mobile - 0408 164 011
                      Email - steve.ashe@jameshardie.com.au
                           Facsimile - 61 2 8274 5218
                               www.jameshardie.com
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TOTAL NET SALES

Total net sales increased 34% compared to the same quarter of the previous year, from US$155.5 million to US$207.6 million.

Net sales from USA Fibre Cement increased 36% from US$114.1 million to US$154.7 million due to continued growth in sales volumes.

Net sales from Asia Pacific Fibre Cement increased 25% from US$40.2 million to US$50.4 million due to higher sales volumes.

Net sales from Other Fibre Cement increased 108% from US$1.2 million to US$2.5 million as the Chilean flat sheet business and the US-based FRC Pipes business continued to ramp up, following their start-up early in the 2001 calendar year.

USA FIBRE CEMENT

Sales revenue increased 36% from US$114.1 million to US$154.7 million.

Sales volume increased 34% from 252.5 million square feet to 337.7 million square feet, due to strong growth in primary demand for fibre cement, increased housing construction activity and sales from the Cemplank operations acquired in December 2001.

Buoyed by low mortgage rates, housing market activity remained healthy during the quarter despite a softening in consumer confidence.

There was strong volume growth across all major markets. Market share increased in the siding, backer and trim segments, and in both the southern and northern regions of the country.

In the northern region, further market share was taken from the dominant siding material, vinyl. Market penetration strategies in the north, including the "Why Settle for Vinyl?" marketing campaign, helped to build awareness of our products' attributes among the region's builders, distributors and homeowners, and led to increased demand.

Strategies for further growth in the southern region, including an increased focus on repair and remodel markets and increased selling activity in rural areas, helped the business take additional market share from other siding materials in the region, particularly engineered wood.

In the interior cement board market, sales of Hardibacker 500(TM), our 1/2 inch backerboard that is manufactured using proprietary G2 technology, continued to grow strongly, increasing 70% compared to the same quarter of the previous year.

Other higher-priced, differentiated products, including vented soffits, Heritage(R) panels and the ColorPlus(TM) Collection of pre-finished siding, all recorded strong sales for the quarter.

The average selling price increased 1% compared to the same quarter of the previous year from US$452 per thousand square feet to US$458 per thousand square feet. The higher price was due to an increased proportion of sales of higher-priced, differentiated products, partly offset by sales from our Cemplank operations that have historically been at lower


JAMES HARDIE 2ND QUARTER FY03 MD&A                                             2
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selling prices. The average selling price of US$458 per thousand square feet increased US$9 or 2% compared to the previous quarter of this fiscal year.

During the quarter, we commenced construction of the 160 million square feet panel line at Waxahachie, Texas, and the pilot roofing products plant at Fontana, California. At the Peru, Illinois plant, we began to manufacture products on a newly commissioned second production line in September.

On 22 October 2002, we announced that our Blandon, Pennsylvania plant will undergo a US$15.3 million upgrade that will increase annual production capacity from 120 million square feet to 200 million square feet to meet rapidly growing demand in the north-east region.

ASIA PACIFIC FIBRE CEMENT

Sales revenue for this segment increased 25% from US$40.2 million to US$50.4 million. Sales volume increased 14% from 83.5 million square feet to 95.5 million square feet.

AUSTRALIA FIBRE CEMENT

Sales revenue increased 28% from US$25.6 million to US$32.8 million. In local currency, the increase was 20%.

The growth in sales revenue was due to a 21% increase in sales volume, from 56.2 million square feet to 68.1 million square feet. This was partially offset by a 1% decrease in the average selling price due to aggressive pricing in the FRC Pipes business.

Buoyant market conditions helped provide strong growth in sales volume and revenue.

Robust levels of residential building activity continued to be fuelled by low interest rates, a relatively strong economy and the Government's First Home Buyers Scheme. New housing approvals started to slow during the quarter, but did not impact demand due to the 3-6 month lag between the start of house construction and the sale of our products.

During the quarter, we relocated our corrugate production line, which manufactures HardiFence(TM), from Perth to Brisbane.

NEW ZEALAND FIBRE CEMENT

Sales revenue increased 40% from US$9.6 million to US$13.4 million due to an increase in sales volume, partly offset by a small decrease in the average selling price. In local currency, sales revenue increased 24%.

Sales volume increased 22% from 9.4 million square feet to 11.5 million square feet due to stronger demand arising from increased residential building activity, which is being fuelled by low and stable interest rates, high inflation in house selling prices and a stronger economy. Residential construction for the quarter increased 26% compared to the same period last year.

Our new Linea(R) weatherboard cladding range of products continued to penetrate its targeted markets during the quarter, taking market share from alternative products such as


JAMES HARDIE 2ND QUARTER FY03 MD&A                                             3
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brick. Linea(R) is a thicker, lightweight weatherboard that uses our proprietary low-density technology and offers a number of performance advantages, notably superior durability, over timber weatherboards. Sales of Linea(R) increased 170% over the previous quarter of this fiscal year.

In the non-residential building market, sales of panel products such as Hardipanel(TM) Titan and Hardipanel(TM) Compressed sheet were up strongly, growing approximately 150% compared to the same quarter of last year.

PHILIPPINES FIBRE CEMENT

Sales revenue decreased by 18% from US$5.1 million to US$4.2 million. In local currency, sales revenue decreased 17%. This was due primarily to a 10% decrease in sales volume compared to the same quarter of the previous year, from 17.9 million square feet to 16.1 million square feet, due to weaker export sales.

Domestic sales increased compared to the same period last year as we continued to penetrate the building boards market, taking further market share from the main competing material, plywood. HardiFlex(R) lite, a thinner, lighter sheet designed for ceiling applications, continued to generate strong sales, as did Hardiflex(R) 4.5mm, used in ceiling and internal wall applications.

During the quarter, we launched our first plank product, Hardiplank(TM) Select Cedarmill, which is being marketed to architects and developers. The launch of plank is expected to increase sales to large residential projects.

The average net selling price decreased 8% compared to the same quarter of the previous year due to a decrease in sales of higher-priced exports.

OTHER FIBRE CEMENT

CHILE FIBRE CEMENT

Our Chilean operation, which began commercial production in March 2001, continued to penetrate the market at its targeted rate.

Despite deterioration in market conditions during the quarter, sales revenue and volumes were significantly better than the same quarter of last year and higher than the previous quarter of this year. A larger than normal decline in construction activity associated with winter weather conditions, and the impact of regional economic instability were responsible for the weaker market conditions.

The business also moved to the next stage of its market penetration strategy with the launch of new interior and exterior products. These include Hardibacker, for interior applications, and textured panels and planks, for exterior cladding, both of which are being targeted at larger scale builders working mainly in the social housing segment.

Strong sales growth continued for EconoBoard(TM), which is targeted to builders of small-scale homes and additions and the "Do-It-Yourself" market distributed through retail stores, and Duraboard(TM), which is targeted at the social housing segment.


JAMES HARDIE 2ND QUARTER FY03 MD&A                                             4
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Highly competitive market conditions and aggressive pricing strategies continued
during the quarter. Despite this, the average selling price increased compared to both the previous quarter of the current year and the same quarter of the previous year due to the inclusion of higher-priced, differentiated products.

USA FRC PIPES

Our FRC Pipes business continued to penetrate the south-east market of the United States. Sales revenue doubled and volume nearly doubled for this quarter compared to the first quarter of this year.

Sales volumes have continued to grow since the business began operating early in calendar year 2001, as awareness among construction contractors has increased and as the product range has been progressively expanded.

The current product range of 12" to 36" diameter drainage pipes allows us to compete for an increased number of construction projects in the south-east market. Sales of our larger diameter pipes (30" to 36") were particularly strong during the quarter.

We estimate that our share of the large diameter drainage pipes segment in the south-east has risen to 10%, from an estimated 4% in the same period of last year, and 6% in the previous quarter of this fiscal year.

Competitors have reacted to our market entry with aggressive pricing. As a result, our average net selling price decreased 15% compared to the same quarter of the previous year.

This is being offset by unit production costs which have started to decline as significant improvements in manufacturing efficiencies are being achieved.

The US civil construction market remains buoyant. In Florida, activity is increasing due to the start of projects funded by TEA-21 and the Florida State Mobility Act, both of which involve significant increases in government spending on highway construction.

GROSS PROFIT

Gross profit increased 37% from US$55.8 million to US$76.4 million due to strong improvements in USA Fibre Cement and Asia Pacific Fibre Cement. The gross profit margin increased 0.9 of a percentage point to 36.8%.

USA Fibre Cement gross profit increased 39% due to higher sales volumes, higher selling prices and lower unit cost of sales. The gross profit margin increased
0.9 of a percentage point.

Asia Pacific Fibre Cement gross profit increased 28% following strong improvements from Australia Fibre Cement and New Zealand Fibre Cement. Increased volumes, lower raw material costs and improved manufacturing efficiencies were major factors in the improved results. The gross profit margin increased 0.7 of a percentage point.


JAMES HARDIE 2ND QUARTER FY03 MD&A                                             5
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SELLING, GENERAL AND ADMINISTRATIVE (SG&A) Expenses

SG&A expenses increased 38% compared to the same quarter last year, from US$28.9 million to US$40.0 million. This increase was due mainly to the funding of growth initiatives in the USA and Europe, and increased bonus accruals in line with the significant improvement in operating profit. SG&A expenses were 0.7 of a percentage point higher as a percentage of sales, at 19.3%.

RESEARCH AND DEVELOPMENT (R&D) Expenses

Research and development includes costs associated with `core' research projects that are aimed at benefiting all fibre cement business units. These costs are recorded as `corporate costs' in the Research and Development segment rather than being attributed to individual business units. These costs increased 21% to US$2.3 million due to increased project costs and intellectual property costs.

Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs increased 50% to US$2.1 million, reflecting a greater number of projects in the development and commercialisation phase.

RESTRUCTURING AND OTHER OPERATING EXPENSES

There were no charges for restructuring and other operating expenses this quarter. In the same quarter of the previous year there was a charge of US$9.1 million. This included a US$4.4 million charge due to a decrease in the fair value of the pulp hedge contract that is required to be marked to market each quarter due to the implementation of a new US accounting standard on 1 April 2001, and US$4.7 million relating to the corporate reorganisation.

EBIT (OPERATING PROFIT)

EBIT before restructuring and other operating expenses increased 35%, from US$26.9 million to US$36.4 million. The EBIT margin before restructuring and other operating expenses increased 0.2 of a percentage point compared to the same period last year, to 17.5%.

There were no charges for restructuring and other operating expenses in the quarter. As a result, EBIT increased 104% from US$17.8 million to US$36.4 million. The EBIT margin increased 6.1 percentage points.

USA Fibre Cement EBIT increased 44% from US$28.2 million to US$40.7 million due to strong sales volume growth driven by increased primary demand for fibre cement, higher average selling prices, lower unit cost of sales resulting from improved manufacturing efficiencies and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin increased 1.6 percentage points to 26.3%.

Australia Fibre Cement EBIT increased 32% from US$5.6 million to US$7.4 million. In local currency, the increase was 24%. The stronger EBIT performance was due to higher sales


JAMES HARDIE 2ND QUARTER FY03 MD&A                                             6
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volumes and lower unit cost of sales. The EBIT margin increased 0.7 of a percentage point to 22.6%.

New Zealand Fibre Cement EBIT increased 20% from US$1.5 million to US$1.8 million. In local currency, the increase was 9%. The increase was primarily due to higher sales revenue and lower raw material prices, partly offset by higher SG&A costs. The EBIT margin decreased 2.2 percentage points to 13.4%.

Our Philippines business recorded a small operating loss for the quarter compared to a small profit in each of the previous two quarters. The loss was due to lower sales volumes and a decrease in manufacturing performance at the Philippines plant. The business was cash flow positive for the quarter.

Both USA FRC Pipes and Chile Fibre Cement incurred operating losses during the quarter as these businesses continued to ramp up.

General corporate costs decreased by US$5.0 million from US$13.2 million to US$8.2 million. This decrease was primarily due to a US$3.4 million charge related to our corporate restructuring and a US$4.4 million charge for a decrease in the fair value of the pulp hedge contract incurred in the second quarter of the previous year, and not repeated in this quarter. Standard corporate costs increased primarily due to an increase in bonus accruals, in line with the significant improvement in operating profit.

NET INTEREST EXPENSE

Net interest expense decreased 39% from US$4.1 million to US$2.5 million. This was primarily due to a decrease in net borrowings following the receipt of proceeds from the sale of our Gypsum business in April 2002.

INCOME TAX EXPENSE

Income tax expense increased by US$6.5 million from US$3.7 million to US$10.2 million, in line with with the increase in profits.

OPERATING PROFIT (INCOME) FROM CONTINUING OPERATIONS

Income from continuing operations increased by US$13.0 million from US$10.5 million in the second quarter of the previous year to US$23.5 million in this quarter.

End.



JAMES HARDIE 2ND QUARTER FY03 MD&A                                             7
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NOTE
This Management's Discussion and Analysis document forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including a Media Release, a Management Presentation and a Finance Report.

DISCLAIMER
This report contains forward-looking statements. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.



JAMES HARDIE 2ND QUARTER FY03 MD&A                                             8